Exhibit B to Letter dated April 27, 2007 (File No. 1-09900), as amended and submitted to the Staff on May 2, 2007
INTRODUCTION
Based on the discussion of representatives of Pacific Office Contributor with the Commission accounting staff on Wednesday April 18, 2007, we understand that the staff continues to have questions relating to our proposed accounting for the formation transaction, particularly related to the following four areas:
1.	Can FIN 46(R) be used as a basis for determining a “common control” reorganization under FAS 141, and can an individual be an “enterprise” under FIN 46(R)?

2.	Which of the TSG entities are variable interest entities (VIEs) under FIN 46(R), and why?

3.	Are Jay Shidler and James Reynolds related parties under FIN 46(R)?

4.	In the TSG entities that are VIEs and where Messrs. Shidler and Reynolds are related parties, which party should be the primary beneficiary?
If we have misunderstood the Staff or the Staff has any other questions, please do not hesitate to call us at (808) 544-1219.
Before responding to the Staff’s questions, we would like to summarize our current accounting. We believe, as demonstrated in Attachment A, that all 11 of our combining Shidler Group entities (the TSG entities) share a high degree of common ownership and common management. In fact, as discussed below, 9 of our 11 combining entities are LLCs that share the same managing member (James Reynolds); one is managed by an entity controlled by Jay Shidler; and the 11th TSG combining entity is a limited partnership whose general partnership interest is held by an entity under the joint control of Jay Shidler and James Reynolds. We understand that a high degree of common ownership and management does not equate to common control. However, we believe that the TSG entities are under common control, as defined by ARB 51 and its interpretations, including FIN 46(R), and thus are subject to the requirements of Paragraphs D-11 through D-18 of SFAS 141.
Based on the existence of common control, we concluded that the formation transaction would constitute (i) a reorganization of the 11 commonly controlled TSG entities, (ii) the purchase of the net assets of historical AZL and (iii) the purchase of all the minority interests not held by the controlling shareholder, Mr. Shidler. In this transaction, City Square (the largest of the commonly controlled entities) is reorganized into the newly formed entity and its assets and liabilities are carried over at historical cost. The interests owned directly and indirectly by Mr. Shidler and his wife (Shidler), in the other 10 combining TSG entities are recorded by City Square at Shidler’s outside basis historical cost (as required by EITF 90-5). City Square records the purchase of (1) all of the interests held by persons other than Shidler at fair value under SFAS 141, as a purchase of minority interests with respect to the 10 TSG entities, and after that (2) a controlling interest in AZL. In this connection, we believe that FTB 85-5 requires purchase accounting to be applied for the minority interest where the minority shareholders participate in the exchange. While some accountants may debate whether the non-Shidler interests in City Square should be recorded at fair value under FTB 85-5, since they participated in the exchange as well, we believe that the staff has accepted the accounting where one of the combining entities is considered “reorganized into the newco” in a reorganization of multiple commonly controlled entities, as opposed to applying FTB 85-5 to all of the combining entities.
At the end of this response, we discuss two accounting alternatives that we considered and rejected, but we would like to point out that none of the alternatives results in an accounting answer that is significantly different from the one that we have determined to be appropriate.
RESPONSES TO QUESTIONS
1)	Can FIN 46(R) Be Used as a Basis for Determining a “Common Control” Reorganization under SFAS 141, and Can an Individual Be an “Enterprise” Under FIN 46(R)?
FIN 46(R) is an interpretation of what constitutes a controlling financial interest under ARB 51. ARB 51 identifies a controlling financial interest based on voting control; but FIN 46(R) acknowledges that application of the majority voting interest requirement in ARB 51 to certain types of entities may not identify the party with a controlling financial interest, because the controlling financial interest may be achieved through arrangements that do not involve voting interests. In addition to voting ownership interests, we believe that control, as used in GAAP, can be established through various means, including for example: variable interests that result in consolidation by a primary beneficiary under FIN 46(R), contractual or other legal arrangements (EITF 97-2), or the rights of a sole general partner in a partnership. As an interpretation of ARB 51, FIN 46(R) Paragraph E 20 states that “the requirements in Paragraph 14 of this Interpretation are intended to determine which, if any, party involved with a variable interest entity has a controlling financial interest.”
Once the controlling financial interest is identified, we believe that all controlling financial interests as defined under FIN 46(R) (or any interpretations of ARB 51) should be viewed the same as a controlling financial interest determined under the voting interest model. Accordingly, we believe that sister companies, whether consolidated under FIN 46(R) or under the voting interest model, are entities under common control for purposes of ARB 51 and FAS 141.
The staff also questioned whether or not an individual or natural person can be a potential “enterprise” as that term is used in FIN 46(R) for purposes of determining whether that person holds a variable interest and whether, as a variable interest (VI) holder, that person can be a primary beneficiary (PB) of a VIE. FIN 46(R) defines the entity subject to consolidation as any legal structure used to conduct activities or to hold assets. FIN 46(R)

states that an “entity” for this purpose cannot be an individual or natural person. However, it does not set forth the same restriction on the characterization of an “enterprise.” We believe that an individual or natural person can be considered an enterprise in the application of FIN 46(R), since that person can be identified as the party that holds a controlling financial interest and can otherwise control an entity. Having identified the party that actually holds the controlling financial interest in an entity, we do not believe that such determination should be undone or affected by the fact that such party is a natural person, because ARB 51 does not create such distinction between natural persons and legal entities in determining who owns a controlling financial interest.
2)	Which of the TSG Entities are Variable Interest Entities (VIEs) Under FIN 46(R), and Why?
As the staff is aware, limited partnerships and LLCs which generally have governance structures similar to partnerships, have voting rights that are disproportionate to economics and must be carefully evaluated under Paragraph 5(c) of FIN 46(R).
With respect to all 11 of the TSG entities, the managing member (and general partner in the case of City Center) has broad authority to make all significant decisions on behalf of the entities. Decision making rights over all significant decisions for the 10 LLC TSG entities are embedded in the managing member’s rights, and not in the economic membership interests. The fact that management rights are not embedded in the membership interest means that the manager is the equivalent of a general partner that does not share significantly in profits and losses. Mr. Reynolds is the manager for 9 of the 10 LLCs, Mr. Shidler is the manager for one LLC, and the remaining limited partnership has a corporation owned equally by Reynolds and Shidler as its general partner.
One of the 11 entities (Waterfront), is not a VIE under FIN 46 (R) and is controlled by Shidler. In 9 of the 10 remaining TSG entities, the managing member or general partner did not hold a majority of the economic interests and therefore a paragraph 5(c) evaluation was necessary. The only exception to this is the 10th TSG entity, First Insurance Center- Fee Interest, which is discussed below. In 4 of the 9 TSG entities being reviewed under 5(c), the equity members do not hold “kick out” rights over the entity’s managing member or general partner, and therefore these entities exhibit disproportionate voting rights to economics under 5(c)(i). However, the other 5 TSG entities provide equity members with the right to remove the decision maker. In these cases, further evaluation was required to determine whether this fact could overcome the disproportionate voting. In order to evaluate whether the “kick out” rights were substantive, so as to render voting proportionate to economics, an evaluation of which equity members would be related parties to the decision maker was completed in order to determine whether a simple majority of the remaining equity members unrelated to the manager or general partners could “kick out” the decision maker.
As more fully discussed under Question 3 below, it was determined that Jay Shidler and James Reynolds would be related parties under FIN 46(R) and under FAS 57. Therefore, for the 4 entities that have kick out rights where Reynolds was the manager, it was determined that he could not be kicked out by a simple majority of the parties who were not related parties of Reynolds, (i.e. parties other than Shidler and Reynolds). In fact, this would be the case whenever Reynolds or his immediate family member held voting interests in the entity. For the one entity with kick out rights managed by Shidler, Reynolds is not a member, but Mr. Shidler holds 35% of the economic interests and, as discussed below, all of the other members are related to Shidler and therefore, the kick out rights are not substantive. Note that Reynolds and Shidler hold an interest in each entity and either individually or on a combined basis have a majority interest in all of the entities. Therefore, we concluded that 9 of the 10 TSG entities met condition 5(c)(i) of FIN 46(R).
With respect to condition 5(c)(ii) of FIN 46R, as noted in Attachment A, there are 9 entities in which there are equity members other than Shidler and Reynolds. As noted below, we have concluded that these Other Members are also related parties for the reasons set forth under Question 3 below, and therefore each of the 9 TSG entities discussed above that meet paragraph 5(c)(i) also meet the conditions under 5(c)(ii) of FIN 46(R) and are VIEs. (For informational purposes, we note that the conclusion regarding kick out rights would not change even if these parties were not related parties in the above 8 entities.)
The 10th entity is an LLC that is wholly owned and managed by Reynolds (First Insurance Center- Fee Interest). This entity’s sole asset is land which is leased under a 65 year operating lease to First Insurance Center-Leasehold Interest, an entity which is managed by Shidler and owned by Shidler (35%) and the Other Members. The First Insurance Center-Fee Interest (Land) and the First Insurance Center-Leasehold Interest (Building) were formed upon the acquisition of the entire First Insurance Center to separately hold and separately finance the land and building (the improvements on the land). To ensure the availability of effective financing for both entities, an above-market 65 year ground lease was entered into between the two entities. The original purchase price (estimated relative fair value) was allocated $39M to Leasehold Interest and $9M to Land. Yet, the bank provided a 10 year loan to each entity based on an 80-20 loan to value of $38M to the Leasehold Interest and $14M to the Land. The members of the Leasehold Interest (Building) were required to contribute capital to to Land complete the acquisition, while and Mr. Reynolds received a distribution of the excess cash received from acquisition financing secured at the time of acquisition of the property. We believe that an implied variable interest in Land is held by the Building, because of the nature of the entity (i.e. Land simply holding title to the asset which is leased to Building under an above market lease), as well as the fact that Builidng has provided equity funding to Land in the form of an above market lease, and the nature of the relationship between the equity holder of Land and equity holders of Building (i.e., related parties). Therefore, we believe Land also meets the conditions under 5(a)(3) and (4) of FIN 46(R).
The 11th entity (Waterfront) was determined not to be a VIE, as it did not meet any of the relevant characteristics. Mr. Shidler controls this entity under the voting interest model.

To summarize, 9 TSG entities are VIEs under Paragraph 5(c) of FIN 46(R), because the voting rights are not proportional to economic ownership and that substantially all of the activities were conducted on behalf of Messrs. Shidler and Reynolds and their related parties under FIN 46(R) (i.e. officers, directors and employees of each of the TSG entities, their family members, and those parties with close business relationships). The 10th is a VIE under paragraph 5(a) of FIN 46R.
3)	Are Jay Shidler and James Reynolds Related Parties Under FIN 46(R)?.
With respect to whether Messrs. Shidler and Reynolds are related parties, FIN 46(R) defines related parties to include those parties identified in FASB Statement No. 57, Related Party Disclosures, as well as certain other parties acting as de facto agents. FAS 57 states that a related party is “Any party that (i) can significantly influence the management or operating policies of the transacting parties or (ii) has an ownership interest in one of the transacting parties and can significantly influence the other parties to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.” FIN 46(R) defines a de facto agent as “a close business relationship such as the relationship between a professional service provider and one of its significant clients. The right of prior approval over transfer of variable interests creates a de facto agency relationship only if that right could constrain the other party’s ability to manage the economic risks or realize the economic rewards from its interests in a variable interest entity through the sale, transfer, or encumbrance of those interests.”
Jay Shidler founded The Shidler Group in 1972. He designed an investment model under which he formed a partnership with a regional managing partner that would find opportunities to employ the acquisition and financing techniques that Shidler had developed. After acquiring the property, the regional managing partner would be in charge of the day-to-day management and would continue to execute the strategies developed by Shidler. James Reynolds became Mr. Shidler’s first partner more than 30 years ago. Mr. Shidler was subsequently able to duplicate the Reynolds + Shidler model in many other regions (San Diego, Los Angeles, Phoenix, San Francisco, Seattle, Minneapolis, Detroit, Chicago, St. Louis, Philadelphia, Newark, and Jacksonville). Many of these operations were subsequently rolled into one of the three public REITs that Mr. Shidler has sponsored. In the three public REITs, the regional manager partner became the Chief Executive Officer of the public company, with Mr. Shidler serving as the Chairman of the board of directors.
The two men have continued their investment activities and continue to enjoy a close personal and professional relationship. Based on the fact that Mr. Shidler’s numerous responsibilities as the Chairman of boards of public REITs increased, Mr. Reynolds was designated by Mr. Shidler as the nominal legal manager for nearly all of the entities where they collectively owned more than 50% of the total equity. This designation was for the purpose of providing Mr. Reynolds with complete authority to “administrate” any action without written approval by Mr. Shidler or the other members. This administrative authority was not meant to provide Mr. Reynolds with the decision making authority that was always expected to reside with Mr.Shidler.

In practice, Mr. Shidler’s consent is obtained on all significant management decisions. In this regard, Mr. Reynolds, as the managing member (like the other principals) advises and makes recommendations to Mr. Shidler, but does not control his decisions. Mr. Shidler has the ability to exert significant influence over Mr. Reynolds as the managing member, and has a history of exerting such influence in practice.
In addition, the Other Members, Messrs. Taff, Ingebritsen, and Root, receive monthly draws (the equivalent of a salary) from the management entities to provide them with funds to pay living expenses. These draws are funded by Reynolds and Shidler as the majority owners of the related property management companies. Even though not legally employees, we believe that the Other Members are significantly influenced by Messrs. Shidler and Reynolds. Additionally, in a number of the TSG entities, a separate LLC was formed to permit certain Shidler Group employees to participate. The executive partnerships are controlled by Reynolds and Shidler. Based on the significant influence Mr. Shidler has over all the members as the direct source of their livelihood and net worth, including Mr. Reynolds, all members should be considered related parties under FAS 57 and FIN 46(R) and Mr. Reynolds is deemed the de facto agent of Shidler. Including the effects of transfer restrictions we have concluded that all the equity holders in the 9 TSG entities having Outside Investors are related parties for the purposes of Paragraphs 16 and 17 of FIN 46(R).
4)	In TSG Entities that are VIEs, and Where Messrs. Shidler and Reynolds are Related Parties, Which Party Should Be the Primary Beneficiary?
In determining which member of the related party group is the most closely associated with each TSG entity, and therefore is the primary beneficiary under Paragraph 17 of FIN 46(R), we evaluated all related parties. All of the related parties with the exception of Shidler and Reynolds were eliminated based on the relative insignificance and the more passive nature of their investment. Shidler and Reynolds were more closely analyzed to make this determination. After evaluating the nature, relationship, and significance of the activities and the design of the entities which established Reynolds as the manager in order to implement the strategy and decisions for Mr. Shidler, Mr. Shidler was determined to be the primary beneficiary of all of the VIEs. (First Insurance Center- Fee Interest is discussed later in this section.)
A summary of the Paragraph 17 factors and our analysis is presented below:
The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and is to be based on an analysis of all relevant facts and circumstances, including:
a.	The existence of a principal-agency relationship between parties within the related party group: The relationship between Messrs. Shidler and Reynolds began more than 30 years ago with Mr. Shidler as the founder and strategist and Mr. Reynolds as the operational partner, finding and then overseeing the ownership and management of the properties. Shidler has always directed the deal structure, financing, and overall operating strategy. Over the years, Mr. Shidler has gone on to form three other public REITs, and is currently the Chairman of the board of directors for two of them. However, Mr. Shidler and Mr. Reynolds have continued to invest in non-competitive real estate outside of those REITs. The current model is consistent with that which has been used in the past with Reynolds (and later including Taff, Ingebritsen, and Root), namely finding investment opportunities and managing the day-to-day operations upon acquisition. As the manager, Mr. Reynolds has the authority to implement decisions of the entities. While Reynolds and the other Principals advise Mr. Shidler and make recommendations, due to Mr. Shidler’s depth and breadth of real estate and financing knowledge and experience, he always has the final word on all significant decisions.
b.	The relationship and significance of the activities of the variable interest entity to the various parties within the related party group: Mr. Shidler’s involvement is critical to the success of the investment strategy. Mr. Reynolds’ activities as the manager of the TSG entities in implementing those strategies are an essential component to the operational model as well. Mr. Shidler’s ability to significantly influence Mr. Reynolds as the managing member, as well as the other members, would result in the activities being significant to all of the members.

c.	A party’s exposure to the expected losses of the variable interest entity: As noted in Appendix A, Mr. Shidler has the majority of the ownership in 5 entities and Messrs. Shidler and Reynolds share equally in the majority of the ownership in 4 entities. None of those parties have any other variability in the exposure in the expected losses. In the one entity in which Mr. Reynolds has the majority of ownership, he is not the party with the greatest exposure to expected losses. As discussed above, Leasehold Interest has a variable interest in Fee Interest through the lease and the related implied variable interest. To determine which of the two variable interest holders (Leasehold Interest and Reynolds’ Fee Interest}had the greatest exposure to expected losses, we noted that the Fee Interest did not have any equity at risk in the investment. We considered Leasehold Interest is incentivized to protect the sole asset of Fee Interest, the land, by ensuring that the Fee Interest does not default on its non-recourse loan. Leasehold Interest and the equity holder of Fee Interest are related parties and under a paragraph 17 analysis (for the reasons set for above, Leasehold Interest would be the primary beneficiary.

d.	The design of the variable interest entity: As noted above, to relieve himself of the administrative responsibilities of a managing member or general partner, Mr. Shidler designated Mr. Reynolds as the manager for all of the LLCs in which Mr. Shidler had an equity interest and Mr. Reynolds did not. We believe the VIEs were clearly designed as a means of enabling Mr. Reynolds to implement strategy and execute on decisions made by Mr. Shidler. In addition, the Leasehold and Fee Interest for First Insurance entities were formed to ensure effective financing.

To consider which party is most closely associated with the VIE, we evaluated each of the 10 VIEs, so as to be able to determine the primary beneficiary:
1.	Davies Pacific Center — Mr. Shidler is more closely related based on all of 17 (a), (b), (c) and (d). Therefore, Mr. Shidler would be the primary beneficiary and then would consolidate this VIE.
2.	Pan Am Building- Mr. Shidler is more closely related based on all of 17 (a), (b), (c) and (d). Therefore, Mr. Shidler would be the primary beneficiary and then would consolidate this VIE.
3.	First Insurance-Leasehold Interest- Even though Mr. Reynolds is not involved and Mr. Shidler is the manager, based on his influence over the 3 other Predecessor Principals, Mr. Shidler is more closely related based on 17 (a), (b), and (c). Therefore, Mr. Shidler would be the primary beneficiary and then would consolidate this VIE.
4.	PBN Building — Mr. Shidler is more closely related based on all of 17 (a), (b), (c) and (d). Therefore, Mr. Shidler would be the primary beneficiary and then would consolidate this VIE.
5.	City Center — Since Messrs. Shidler and Reynolds are co-general partners, Mr. Shidler is more closely related based on 17 (a), (b) and (c). Therefore, Mr. Shidler would be the primary beneficiary and then would consolidate this VIE.
6.	City Square — Mr. Shidler is more closely related based on 17 (a), (b) and (d). Since the VIE was clearly designed for Mr. Reynolds to implement strategy and decisions for Mr. Shidler, based on 17(d), and given the relationship and significance of the activities of the entities to the members, based on 17(b), management of TSG and the members of City Square believe that Mr. Shidler is the party most closely associated with the variable interest entity. Therefore, Mr. Shidler would be the primary beneficiary and then would consolidate this VIE.
7.	Sorrento Technology — Mr. Shidler is more closely related based on 17 (a), (b) and (d). Since the VIE was clearly designed for Mr. Reynolds to implement strategy and decisions for Mr. Shidler, based on 17(d), and given the relationship and significance of the activities of the entities to the members, and based on 17(b), members of TSG and the partners of Sorrento Technology believe that Mr. Shidler is the party most closely associated with the variable interest entity. Therefore, Mr. Shidler would be the primary beneficiary and then would consolidate this VIE.
8.	Seville Plaza — Mr. Shidler is more closely related based on 17 (a), (b) and (d). Since the VIE was clearly designed for Mr. Reynolds to implement strategy and decisions for Mr. Shidler, based on 17(d), and given the relationship and significance of the activities of the entities to the members, based on 17 (b), management of TSG and the members of Seville Plaza believe that Mr. Shidler is the party most closely associated with the variable interest entity. Therefore, Mr. Shidler would be the primary beneficiary and then would consolidate this VIE.
9.	U.S. Bank Center — Mr. Shidler is more closely related based on 17 (a), (b) and (d). Since the VIE was clearly designed for Mr. Reynolds to implement strategy and decisions for Mr. Shidler, based on 17(d), and given the relationship and significance of the activities of the entities to the members, based on 17(b), management of TSG and the partners of U.S. Bank Center believe that Mr. Shidler is the party most closely associated with the variable interest entity. Therefore, Mr. Shidler would be the primary beneficiary and then would consolidate this VIE.
10.	First Insurance Center-Fee-Interest — First Insurance-Leasehold Interest (which is controlled by Shidler) is more closely related based on 17(c) and (d), but primarily (c). The VIE was clearly designed to facilitate effective financing for both Leasehold Interest and Fee Interest. In addition, Leasehold Interest provided additional equity via an above market lease and Leasehold Interest has more at risk if Fee Interest defaults on the non-recourse mortgage. Therefore, Leasehold Interest is the party most closely associated with the variable interest entity and is the primary beneficiary of the entity and would consolidate Fee Interest. Therefore, Mr. Shidler would be the primary beneficiary and then would consolidate this VIE. (For informational purposes, since Fee Interest is wholly owned by Reynolds, this entity would be fully stepped up to fair value as a purchase of minority interest.)
Other Accounting Alternatives That Were Rejected
Introduction: We understand that the determination of the primary beneficiary requires a great deal of judgment, and we did in fact consider two other accounting alternatives, as set forth below:
EITF 04-05 Alternative: We considered the alternative that Mr. Shidler and Reynolds were not related parties under FIN 46(R) and that the entities were not VIEs. We evaluated whether these entities, or some subgroup of them, were under common control (as that term is defined by GAAP) of a single entity, person, or control group (as that term is defined in EITF 02-05). Based on our analysis, we concluded that Mr. Shidler and his wife and Mr. Reynolds and his children would each constitute two separate control groups, (as that term is defined in EITF 02-05).
Under EITF 04-05, Reynolds and Shidler would be considered related parties. The members in 4 of the 11 entities do not have kick out rights and cannot remove James Reynolds as the manager. The members in 5 of the 11 entities do have kick out rights. However, the kick out rights in these 5 entities are not substantive, because the unrelated members do not control a simple majority of the voting rights. Therefore James Reynolds controls 9 of the 11 entities. The City Center entity would be under the joint control of Messrs. Shidler and Reynolds, and the First Insurance Center - Leasehold Interest would not have a controlling party.
The above would lead us to conclude that Mr. Reynolds controls 9 of the 11 entities or approximately 91% of the contributed value. As a result, in accordance with SAB 97, City Square (the shareholder group receiving the largest ownership interest in the combined company) is presumed to be the accounting acquirer, and the newly formed entity and its assets and liabilities are carried over at historical cost. The interests owned directly and indirectly by Mr. Reynolds and his family (Mr. Reynolds) in the other 8 combining TSG entities are recorded by City Square at Reynolds’s outside basis historical cost (as required by EITF 90-5). City Square records the purchase of (1) all of the interests held by persons other than Mr. Mr. Reynolds at fair value under SFAS 141, as a purchase of minority interests with respect to the 10 TSG entities, and after that (2) a controlling interest in AZL. Since Mr. Reynolds’ interests are approximately 24% while Mr. Shidler’s interests are approximately 36%, this would result in an incrementally larger step-up to fair value (than the alternative that was selected), to 76% from 64%, of the TSG entities from historical cost to fair value. We rejected this alternative because, in our opinion, the facts and circumstances clearly indicate that Mr. Shidler controls the TSG entities. In addition, if this alternative were chosen, the historical financial statements for periods before the combination would not consolidate the two non-Reynolds controlled entities, First Insurance Center — Leasehold Interest and City Center, which would, in our view, result in a less-than-fully-representative presentation of that historical information. For those reasons, and in the exercise of our best judgment, we rejected this alternative.

Reynolds as Primary Beneficiary: As referred to above, the second alternative would have been to view Mr. Reynolds as the primary beneficiary of some portion or all of the TSG entities under Paragraph 17 of FIN 46(R). We understand that the determination of the primary beneficiary requires a great deal of judgment. In this connection, we note that Mr. Shidler owns the largest share of the contributed properties as a whole (approximately 36% of the economic ownership of the consolidated company post-combination) while Mr. Reynolds’ interests are approximately 24%. Since Mr. Reynolds acquired his interests at the same time and for the same proportionate cost as Mr. Shidler, this alternative, assuming Mr. Reynolds was the primary beneficiary of each of the 10 TSG VIEs, would result in an incrementally larger step-up, to 76% from 64%, of the TSG entities from historical cost to fair value. This difference would result in an increase to the total asset basis of approximately $20 million. We rejected this alternative, because we do not believe that the facts support the conclusion that Reynolds is the party most closely associated with any of the VIEs under Paragraph 17 of FIN 46(R), or that the incremental step-up in total asset basis is warranted. In addition, if this alternative were chosen, the historical financial statements for periods before the combination would not consolidate the two non-Reynolds controlled entities, First Insurance Center — Leasehold Interest and City Center, which would, in our view, result in a less-than-fully-representative presentation of that historical information. For those reasons, and in the exercise of our best judgment, we rejected this alternative.

TSG Entities and Contributed Properties
Ownership Detail

				First Insurance	First Insurance				Sorrento
Contributed Property	Waterfront	Davies	Pan Am	Center	Center	PBN	City	City	Technology	Seville	U.S. Bank
	Plaza	Pacific Center	Building	(Leasehold Int.)	(Fee Int.)	Building	Center	Square	Center	Plaza	Center

	Waterfront	STIRR-	Pan Am		101 Park Ave.		250 Queen	STIRR N.	POPT/	STIRR	STIRR
Related TSG Entity	Partners	Davies,	Partners,	STIR-Ward,	(1100 Ward),	STIRR-PBN,	Street Inv.	Central,	Sorrento	Seville	USB
and Ownership	OP, LLC	LLC	LLC	LLC	LLC(5)	LLC	Co., L.P.	LLC	Tech, LLC(6)	Plaza, LLC	Tower, LLC

Jay H. Shidler	56.25%	44.11%	30.00%	35.24%		47.62%	50.33%	27.90%	28.80%	28.50%	28.50%
James C. Reynolds	25.00%	25.00%	25.00%		100.00%	33.33%	49.67%	27.90%	28.80%	28.50%	28.50%
Lawrence J. Taff	5.63%	15.00%	15.00%	19.22%		7.14%		9.30%	9.60%	9.50%	9.50%
JRI Equities, LLC	5.63%	7.94%	15.00%	19.22%		4.76%		13.95%	14.40%	14.25%	14.25%
MJR Equities, LLC	5.63%	7.94%	15.00%	19.22%		4.76%		13.95%	14.40%	14.25%	14.25%
Shidler Group Executives	1.88%			7.10%		2.38%		7.00%	4.00%	5.00%	5.00%

	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

O/S Detail for Jay Shidler
Shidler Equities, LP(1)	56.25%	44.11%		35.24%		47.62%		27.90%	28.80%	28.50%	28.50%
Shidler Family Prop(2)			30.0%
Jay H. Shidler							50.33%

	56.25%	44.11%	30.00%	35.24%	0.00%	47.62%	50.33%	27.90%	28.80%	28.50%	28.50%

O/S Detail for James Reynolds
James C. Reynolds	25.00%	25.00%			1.00%	33.33%	49.67%
Judi Cole Reynolds(3)										28.50%
James C. Reynolds, Inc.			25.00%
Reynolds Partners(4)					99.00%			27.90%	28.80%		28.50%

	25.00%	25.00%	25.00%	0.00%	100.00%	33.33%	49.67%	27.90%	28.80%	28.50%	28.50%

Manager or G.P.							Corp. GP
	JCR	JCR	JCR	JHS	JCR	JCR	owned by	JCR	JCR	JCR	JCR
	Manager	Manager	Manager	Manager	Manager	Manager	JHS/JCR	Manager	Manager	Manager	Manager

Kick Out Rights	Yes	Yes	Yes	Yes	No	Yes	N/A	Yes	No	No	No

% of Equity Contributed	23.70%	15.20%	10.30%	6.10%	2.40%	4.80%	3.20%	30.80%	2.30%	0.30%	0.90%

(1)	Owned 100% by Jay H. Shidler and his wife
(2)	Owned 100% by Jay H. Shidler
(3)	James C. Reynolds’ wife
(4)	James C. Reynolds’ children
(5)	101 Park Avenue (1100 Ward), LLC is owned by Reynolds Partners as listed. 101 Park Avenue will be contributed to the OP and Reynolds Partners will hold direct interests in Venture (which will hold units in the OP).
(6)	POPT/Sorrento Tech, LLC is owned by the individuals/entities as listed. POPT/Sorrento Tech, LLC will be contributed to the OP and the individuals will hold direct interests in Venture (which will hold units in the OP).